FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of September, 2004


                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 Airport Road
                     Mississauga, Ontario, Canada L4V 1S7
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                  Form 20-F           X              Form 40-F
                                    -----                              -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                                No                  X
                                    ------                             -----


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Documents Included as Part of this Report

No.        Document
--         --------

1.         September 14, 2004 - Cedara Scheduled to Commence Trading on NASDAQ


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Document No. 1


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                                    CEDARA



FOR IMMEDIATE RELEASE:

                                                                    News Release


Attention: Business/Financial Editors



                Cedara Scheduled to Commence Trading on NASDAQ


Toronto, September 14, 2004 - Cedara Software Corp. (TSX:CDE/NASDAQ:CDSW) is pleased to announce that trading in its common shares on The NASDAQ National Market is scheduled to commence at market open today.

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.


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For more information about Cedara, visit the Cedara website at www.cedara.com or contact:


Brian Pedlar, Chief Financial Officer
Cedara Software Corp.
(905) 672-2100 ext. 2015
brian.pedlar@cedara.com


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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    September 14, 2004


                                           CEDARA SOFTWARE CORP.




                                           By: /s/ Brian Pedlar
                                               ---------------------------------
                                               Brian Pedlar
                                               Chief Financial Officer


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